COMMENTS RECEIVED ON 05/09/2022

FROM DANIEL GREENSPAN

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Macro Opportunities Fund, Fidelity Risk Parity Fund

1)

All funds

“Statement of Assets & Liabilities” (Exhibit (k))

C:

The Staff requests that this information be filed within the statement of additional information as opposed to as an exhibit.

R:

The requested information will be added into the statement of additional information under the heading “Financial Statements.”